UNITED STATES                      OMB APPROVAL
              SECURITIES AND EXCHANGE COMMISSION     ---------------------------
                     Washington, DC 20549            OMB Number:    3235-0145
                                                     Expires:  February 28, 2006
                        SCHEDULE 13D/A               Estimated average burden
                                                     hours per response.......15
          UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       AMENDMENT NO. 4*


NAME OF ISSUER:  VYTERIS HOLDINGS (NEVADA), INC.

TITLE OF CLASS OF SECURITIES:  Common Stock, $.001 par value per share.

CUSIP NUMBER:  894631 209

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

          Kevin B. Kimberlin
          C/o Spencer Trask & Co.
          535 Madison Avenue, 18th Floor
          New York, NY  10022
          Tel:  (212) 355-5565
          Fax:  212-751-3483

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT:  June 8, 2006

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  894631 209

1.   NAME OF REPORTING PERSON: Kevin B. Kimberlin

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) (b) x

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: AF

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
        Yes      No X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES

7.   SOLE VOTING POWER: 16,788,251 shares

8.   SHARED VOTING POWER: 0 shares

9.   SOLE DISPOSITIVE POWER: 16,788,251 shares

10.  SHARED DISPOSITIVE POWER: 0 shares

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 16,788,251 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
        Yes      No x

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 67.8%

14.  TYPE OF REPORTING PERSON: IN

          The information reported in Items 4 and 6 hereof supplements the information reported in the corresponding Items of the Amendment No. 3 to
Schedule 13D filed by Kevin B. Kimberlin on April 14, 2006 (the "April 2006 13D/A"). The information reported in Items 3 and 5 hereof amends and restates the information reported in Items 3 and 5 of the April 2006 13D/A.

     ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          As of the date of this Statement, Mr. Kimberlin may be deemed to be the beneficial owner, for purposes of Section 13(d) of the Act, of 16,788,251 shares of Common Stock, representing 67.8% of such class of securities, based on 19,295,358 shares of Common Stock issued and outstanding as of April 30, 2006, as reported in the Company's Form 10-QSB (its Quarterly Report for the quarterly period ended March 31, 2006) filed with the Securities and Exchange Commission (the "Commission") on May 18, 2006.

          As set forth in more detail below, the shares of Common Stock and securities convertible into, or exercisable for, shares of Common Stock are held directly by Spencer Trask Specialty Group, LLC ("STSG"), a Delaware limited liability company principally engaged in the business of investing in securities; Spencer Trask Ventures, Inc., ("STVI"), a Delaware corporation whose principal business is that of a registered broker-dealer; Spencer Trask Private Equity Fund I LP, a Delaware limited partnership ("Fund I"), Spencer Trask Private Equity Fund II LP, a Delaware limited partnership ("Fund II"), Spencer Trask Private Equity Accredited Fund III LLC, a New York limited liability company ("Fund III"), and Spencer Trask Illumination Fund LLC, a New York limited liability company ("Illumination" and, collectively with Fund I, Fund II and Fund III, the "Funds"), each of which is principally engaged in the business of investing in securities; and Scimitar Holdings, LLC ("Scimitar"), a New York limited liability company principally engaged in the business of investing in securities.

          Mr. Kimberlin is the non-member manager of STSG. Mr. Kimberlin is also the controlling stockholder of Spencer Trask & Co., Inc. ("ST&Co."), the 100% parent of STVI. STVI is managed by a two-person board of directors, one of whom is Mr. Kimberlin. The general partner of each of Fund I and Fund II is Trask Partners LLC, a Delaware limited liability company 100% owned by ST&Co. The manager of each of Fund I and Fund II is ST Management LLC, a Delaware limited liability company ("ST Management"). Fund III is managed by Spencer Trask Private Equity Accredited Fund III Management, LLC, a New York limited liability company 100% owned by ST&Co. Illumination is managed by LLC Management Services, Inc., a New York corporation 100% owned by ST&Co. Each of Fund III and Illumination has retained ST Management in connection with its day-to-day operations. Scimitar is a wholly owned subsidiary of ST&Co.

     ITEM 4.   PURPOSE OF TRANSACTION

          On April 18, 2006, pursuant to a Note Purchase Agreement, dated April 18, 2006, STSG made a loan of $750,000 to the Company and the Company issued to STSG a 10%, convertible subordinated promissory note in principal amount of $750,000 (the "April 18, 2006 Note"). The April 18, 2006 Note: (i) matures on December 1, 2008, unless that date is extended in writing by STSG, in its sole discretion; (ii) bears interest at a rate equal to 10% per annum based on a 360-day year, payable in cash on a semi-annual basis commencing with the semi-annual period ending June 30, 2006 (subject to the terms of the

Subordination Agreement); (iii) bears interest at a rate equal to an additional 3% to the extent that the Company has defaulted on any payment thereunder when due; (iv) is convertible at any time (principal and interest) into shares of Common Stock at a conversion price of $2.40 per share; (v) is convertible into the Company's next private financing of equity or debt securities yielding aggregate gross proceeds (exclusive of conversion of the April 18, 2006 Note) to the Company of at least $500,000; and (vi) is expressly and fully subordinated to the payment in full of the debentures issued by the Company on August 19, 2005. The Company did not issue any warrants to STSG with respect to this Note. The Company also entered into a registration rights agreement with STSG pursuant to which STSG was granted piggy-back registration rights with respect to the shares of Common Stock into which the April 18, 2006 Note is convertible.

          On May 5, 2006, pursuant to a Note Purchase Agreement, dated May 5, 2006, STSG made a loan of $500,000 to the Company and the Company issued to STSG a 10%, convertible subordinated promissory note in principal amount of $500,000 (the "May 5, 2006 Note"). The May 5, 2006 Note: (i) matures on December 1, 2008, unless that date is extended in writing by STSG, in its sole discretion; (ii) bears interest at a rate equal to 10% per annum based on a 360-day year, payable in cash on a semi-annual basis commencing with the semi-annual period ending June 30, 2006 (subject to the terms of the Subordination Agreement); (iii) bears interest at a rate equal to an additional 3% to the extent that the Company has defaulted on any payment thereunder when due; (iv) is convertible at any time (principal and interest) into shares of Common Stock at a conversion price of $2.40 per share; (v) is convertible into the Company's next private financing of equity or debt securities yielding aggregate gross proceeds (exclusive of conversion of the May 5, 2006 Note) to the Company of at least $500,000; and
(vi) is expressly and fully subordinated to the payment in full of the debentures issued by the Company on August 19, 2005. The Company did not issue any warrants to STSG with respect to this Note. The Company also entered into a registration rights agreement with STSG pursuant to which STSG was granted piggy-back registration rights with respect to the shares of Common Stock into which the May 5, 2006 Note is convertible.

          On May 23, 2006, pursuant to a Note Purchase Agreement, dated May 23, 2006, STSG made a loan of $500,000 to the Company and the Company issued to STSG a 10%, convertible subordinated promissory note in principal amount of $500,000 (the "May 23, 2006 Note"). The May 23, 2006 Note: (i) matures on December 1, 2008, unless that date is extended in writing by STSG, in its sole discretion;
(ii) bears interest at a rate equal to 10% per annum based on a 360-day year, payable in cash on a semi-annual basis commencing with the semi-annual period ending June 30, 2006 (subject to the terms of the Subordination Agreement);
(iii) bears interest at a rate equal to an additional 3% to the extent that the Company has defaulted on any payment thereunder when due; (iv) is convertible at any time (principal and interest) into shares of Common Stock at a conversion price of $2.40 per share; (v) is convertible into the Company's next private financing of equity or debt securities yielding aggregate gross proceeds (exclusive of conversion of the May 23, 2006 Note) to the Company of at least $500,000; and (vi) is expressly and fully subordinated to the payment in full of the debentures issued by the Company on August 19, 2005. The Company did not issue any warrants to STSG with respect to this Note. The Company also entered into a registration rights agreement with STSG pursuant to which STSG was granted piggy-back registration rights with respect to the shares of Common Stock into which the May 23, 2006 Note is convertible.

          On June 8, 2006, pursuant to a Note Purchase Agreement, dated June 8, 2006, STSG made a loan of $500,000 to the Company and the Company issued to STSG a 10%, convertible subordinated promissory note in principal amount of $500,000 (the "June 8, 2006 Note"). The June 8, 2006 Note: (i) matures on December 1,

2008,  unless that date is extended in writing by STSG, in its sole  discretion;
(ii) bears interest at a rate equal to 10% per annum based on a 360-day year, payable in cash on a semi-annual basis commencing with the semi-annual period ending June 30, 2006 (subject to the terms of the Subordination Agreement);
(iii) bears interest at a rate equal to an additional 3% to the extent that the Company has defaulted on any payment thereunder when due; (iv) is convertible at any time (principal and interest) into shares of Common Stock at a conversion price of $2.40 per share; (v) is convertible into the Company's next private financing of equity or debt securities yielding aggregate gross proceeds (exclusive of conversion of the June 8, 2006 Note) to the Company of at least $500,000; and (vi) is expressly and fully subordinated to the payment in full of the debentures issued by the Company on August 19, 2005. The Company did not issue any warrants to STSG with respect to this Note. The Company also entered into a registration rights agreement with STSG pursuant to which STSG was granted piggy-back registration rights with respect to the shares of Common Stock into which the June 8, 2006 Note is convertible.

     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          The percentage of shares of Common Stock reported beneficially owned by Mr. Kimberlin for purposes hereof is based upon 19,295,358 shares outstanding, which is the total number of shares of Common Stock outstanding as of April 30, 2006, as reported in the Company's Form 10-QSB (its Quarterly Report for the quarterly period ended March 31, 2006) filed with the Commission on May 18, 2006. Beneficial ownership has been determined in accordance with the rules of the Commission, based on voting and investment power with respect to such shares. Shares of Common Stock subject to options, convertible securities or warrants currently exercisable or convertible, or exercisable or convertible within 60 days after the date of this Statement, are deemed outstanding for computing the percentage ownership of Mr. Kimberlin, but are not deemed outstanding for computing the percentage ownership of any other person. Not included in the beneficial holdings of Mr. Kimberlin are the holdings of Qubit Holdings LLC ("Qubit"), a Delaware limited liability company held in trust for the benefit of Mr. Kimberlin's children, which beneficially owns 758,156 shares of Common Stock, and 1,127,041 shares of Common Stock issuable upon the conversion or exercise of convertible securities and warrants held by Qubit. Mr. Kimberlin disclaims beneficial ownership of the stock holdings of Qubit and, therefore, such holdings are not included in the calculation of securities of the Company beneficially owned by Mr. Kimberlin herein.

          (a) As of the date of this Statement, Mr. Kimberlin may be deemed to +be the beneficial owner of 16,788,251 shares of Common Stock, representing 67.8% of such class of securities, based on the 19,295,358 shares of Common Stock outstanding as of April 30, 2006. Specifically, Mr. Kimberlin may be deemed to be the beneficial owner of: (i) 10,666,648 outstanding shares of Common Stock held by STSG, 278,164 shares of Common Stock held by Scimitar and 388,273 shares of Common Stock held by the Funds; and (ii) 3,220,381 shares of Common Stock that may be acquired by STSG, 2,039,250 shares of Common Stock that may be acquired by STVI and 195,535 shares of Common Stock that may be acquired by the Funds, upon the conversion of convertible securities and exercise of warrants currently exercisable (or convertible) or exercisable (or convertible) within 60 days after the date of this Statement.

          (b) Mr. Kimberlin has the sole power indirectly to vote or direct the vote of and dispose or direct the disposition of all shares of Common Stock that may be deemed to be beneficially owned by him.

          (c) Other than as set forth in Item 3, in the 60 days prior to the date of this Statement, Mr. Kimberlin has not engaged in any transactions in shares of Common Stock

          (d) No person other than Mr. Kimberlin or the direct holder of shares of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.

          (e)  Not applicable.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          The information contained in Item 3 hereof is hereby incorporated by reference into and added to this Item 6.

     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

99.64 10% Subordinated Convertible Promissory Note issued to Spencer Trask Specialty Group, LLC on April 18, 2006.

99.65 Note Purchase Agreement between the Company and Spencer Trask Specialty Group, LLC, dated April 18, 2006.

99.66 Registration Rights Agreement between the Company and Spencer Trask Specialty Group, LLC, dated April 18, 2006.

99.67 10% Subordinated Convertible Promissory Note issued to Spencer Trask Specialty Group, LLC on May 5, 2006.

99.68 Note Purchase Agreement between the Company and Spencer Trask Specialty Group, LLC, dated May 5, 20065.

99.69 Registration Rights Agreement between the Company and Spencer Trask Specialty Group, LLC, dated May 5, 2006.

99.70 10% Subordinated Convertible Promissory Note issued to Spencer Trask Specialty Group, LLC on May 23, 2006.

99.71 Note Purchase Agreement between the Company and Spencer Trask Specialty Group, LLC, dated May 23, 2006.

99.72 Registration Rights Agreement between the Company and Spencer Trask Specialty Group, LLC, dated May 23, 2006.

99.73 10% Subordinated Convertible Promissory Note issued to Spencer Trask Specialty Group, LLC on June 8, 2006.

99.74 Note Purchase Agreement between the Company and Spencer Trask Specialty Group, LLC, dated June 8, 2006.

99.75 Registration Rights Agreement between the Company and Spencer Trask Specialty Group, LLC, dated June 8, 2006.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

June 14, 2006


                    /s/ Kevin B. Kimberlin
                    ----------------------
                    Kevin B. Kimberlin

                                  EXHIBIT INDEX

99.64 10% Subordinated Convertible Promissory Note issued to Spencer Trask Specialty Group, LLC on April 18, 2006.

99.65 Note Purchase Agreement between the Company and Spencer Trask Specialty Group, LLC, dated April 18, 2006.

99.66 Registration Rights Agreement between the Company and Spencer Trask Specialty Group, LLC, dated April 18, 2006.

99.67 10% Subordinated Convertible Promissory Note issued to Spencer Trask Specialty Group, LLC on May 5, 2006.

99.68 Note Purchase Agreement between the Company and Spencer Trask Specialty Group, LLC, dated May 5, 20065.

99.69 Registration Rights Agreement between the Company and Spencer Trask Specialty Group, LLC, dated May 5, 2006.

99.70 10% Subordinated Convertible Promissory Note issued to Spencer Trask Specialty Group, LLC on May 23, 2006.

99.71 Note Purchase Agreement between the Company and Spencer Trask Specialty Group, LLC, dated May 23, 2006.

99.72 Registration Rights Agreement between the Company and Spencer Trask Specialty Group, LLC, dated May 23, 2006.

99.73 10% Subordinated Convertible Promissory Note issued to Spencer Trask Specialty Group, LLC on June 8, 2006.

99.74 Note Purchase Agreement between the Company and Spencer Trask Specialty Group, LLC, dated June 8, 2006.

99.75 Registration Rights Agreement between the Company and Spencer Trask Specialty Group, LLC, dated June 8, 2006.